

July 8, 2008

Via Facsimile (212) 688-1158 and U.S. Mail

Jesse Lynn, Esq.
ICAHN CAPITAL LP
767 Fifth Avenue, 47th Floor
New York, NY 10153

RE: Yahoo! Inc.
Definitive Additional Soliciting Materials filed July 7, 2008 by Carl C. Icahn, et. al.
File No. 000-28018

Dear Mr. Lynn:

We have reviewed the above-referenced filing and have the following comments.

1.   We note your description of conversations held with Microsoft executives. Please provide us your detailed legal analysis whether you have formed a group, for purposes of Regulation 13D-G, with Microsoft.

2.   We note your statements that Mr. Ballmer "…made it clear to me that if a new board were elected…" and "…that Microsoft would be willing to enter into discussion immediately if *the new board that has been nominated* were elected" (emphasis added). Thus, provide us with your detailed legal analysis of Microsoft's status as a participant in your solicitation, as that term is defined in Instruction 3 to Item 4 of Schedule 14A.

3.   Avoid issuing statements that directly or indirectly make claims prior to a meeting regarding the results of a solicitation without factual foundation. In the future, either disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Note (d) of Rule 14a-9. See, for example, your statement that "one thing is clear – Jerry Yang and the current board of Yahoo! will not be able to 'botch up' a negotiation with Microsoft again, simply because they will not have the opportunity."

Please direct any questions to Matthew Crispino at (202) 551-3456 or, in his absence, to me at (202) 551-3619. You may also contact us via facsimile at (202) 772-9210. Please send all correspondence to us at the following ZIP code: 20549-4561.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions